

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 21, 2017

Matthew Berger
Chief Financial Officer
TerraForm Power, Inc.
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814

> **Re: TerraForm Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed July 21, 2017**
> **File No. 001-36542**

Dear Mr. Berger:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Jennifer Thompson

                              Jennifer Thompson
                              Accounting Branch Chief
                              Office of Consumer Products